# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Willow Lane Acquisition Corp, CIK 0002032379
CUSIP: G9675P102
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 250 WEST 57TH STREET, SUITE 415, NEW YORK, New York (NY), 10107
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001461790-25-000015
Filed by CIK 0001461790

## Reporting persons
- The K2 Principal Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 81,153; sole dispositive power 0; shared dispositive power 81,153; aggregate amount beneficially owned 81,153 (0.64% of the class)
- K2 Genpar 2017 Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 81,153; sole dispositive power 0; shared dispositive power 81,153; aggregate amount beneficially owned 81,153 (0.64% of the class)
- SHAWN KIMEL INVESTMENTS, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 81,153; sole dispositive power 0; shared dispositive power 81,153; aggregate amount beneficially owned 81,153 (0.64% of the class)
- K2 & Associates Investment Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 81,153; sole dispositive power 0; shared dispositive power 81,153; aggregate amount beneficially owned 81,153 (0.64% of the class)

## Item 1. Issuer
Name of issuer: Willow Lane Acquisition Corp
Address of issuer's principal executive offices: 250 WEST 57TH STREET, SUITE 415, NEW YORK, NY, 10107

## Item 2. Person Filing
Name of person filing: The persons filing this statement are Shawn Kimel Investments, Inc., an Ontario corporation ("SKI"), The K2 Principal Fund, L.P., an Ontario limited partnership (the "Fund"), K2 Genpar 2017 Inc., an Ontario corporation and the General Partner to the Fund ("Genpar 2017"), and K2 & Associates Investment Management Inc., an Ontario corporation ("K2 & Associates"). Together SKI, the Fund, Genpar2017, and K2 & Associates are the "Reporting Persons". Mr.Kimel is President of SKI. Mr.Sikorski is Secretary of Genpar 2017, and President of K2 & Associates. K2 & Associates is a direct 66.5% owned subsidiary of SKI, and is the investment manager of the Fund.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 2 Bloor St West, Suite 801, Toronto, Ontario, M4W 3E2.
Citizenship:
Mr.Kimel is a citizen of Canada.
Mr.Sikorski is a citizen of Canada.
The Fund is an Ontario limited partnership.
Each of SKI and GenPar 2017 Inc and K2 & Associates is an Ontario corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
81153 Class A Ordinary Shares, par value $0.0001 per share held of record (and may be deemed to be beneficially owned) by The K2 Principal Fund, L.P. See Item 2 for a description of the corporate structure of the Reporting Persons.
Each of the Reporting Persons may be deemed to be beneficial owners of the 81153 Issuer's Class A Ordinary Shares, par value $0.0001 per share that are held by The K2 Principal Fund, L.P.
Mr.Kimel is President of SKI. Mr. Todd Sikorski is Secretary of GenPar 2017 and President of K2 & Associates, and exercises ultimate voting and investment powers over the 81153 Issuer's Class A Ordinary Shares, par value $0.0001 per share that are held of record by The K2 Principal Fund, L.P

The percentages used in this Schedule 13G are calculated based upon 12650000 ordinary shares issued and outstanding as of 2025-11-12, as reported in the companies 10-Q filed with the SEC on 2025-11-12.

Additionally K2 owns 365,722 Warrants (the "Private Placement Warrants") and 264,424 founder shares. Each "Private Placement Warrant" Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share. The warrants were purchased for a cost of $1 per warrant The "Founder Shares" purchased at $0.006 per share, automatically convert into the Issuers Class A ordinary shares, $0.0001 par value, at the time of the Issuers initial business combination or earlier at the option of the holder, on a one-for-one basis For a complete description of the terms of the "Private Placement Warrants" and the "Founder Shares" refer to the Issuers registration statement on Form 424(b)(4) (File No. 333 282495)
Percent of class: 0.64
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 81153
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 81153

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

## Signatures
- The K2 Principal Fund, L.P.: /s/ Todd Sikorski, Todd Sikorski / Secretary (02/05/2026)
- K2 Genpar 2017 Inc.: /s/ Todd Sikorski, Todd Sikorski / Secretary (02/05/2026)
- SHAWN KIMEL INVESTMENTS, INC.: /s/ Shawn Kimel, Shawn Kimel / President (02/05/2026)
- K2 & Associates Investment Management Inc.: /s/ Todd Sikorski, Todd Sikorski / President (02/05/2026)